As filed with the Securities and Exchange Commission on January 8, 2018

Registration No. 333-219619

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 2
to
Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

General Communication, Inc.

(Exact name of registrant as specified in its charter)

Alaska (State or other jurisdiction of incorporation or organization)	4813 (Primary Standard Industrial Classification Code Number)	92-0072737 (I.R.S. Employer Identification No.)

2550 Denali Street
Suite 1000
Anchorage, Alaska 99503
(907) 868-5600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Tina Pidgeon, Esq.
General Counsel
General Communication, Inc.
2550 Denali Street
Suite 1000
Anchorage, Alaska 99503

(907) 868-5600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven D. Miller, Esq. Jeffrey R. Kesselman, Esq. Sherman & Howard L.L.C. 633 Seventeenth Street Suite 3000 Denver, Colorado 80202 (303) 297-2900	Richard N. Baer, Esq. Chief Legal Officer Liberty Interactive Corporation 12300 Liberty Boulevard Englewood, Colorado 80112 (720) 875-5300	Renee L. Wilm, Esq. Beverly B. Reyes, Esq. Brittany A. Uthoff, Esq. Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112 (212) 408-2500

Approximate date of commencement of the proposed sale of the securities to the public:

As soon as practicable upon completion of the applicable transactions described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒  Registration No. 333-219619

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross Border Third-Party Tender Offer)  ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to Form S-4 amends the Registration Statement on Form S-4 of General Communication, Inc. (Registration No. 333-219619), as amended prior to the date hereto (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission on December 28, 2017.

This Post-Effective Amendment No. 2 is being filed for the sole purpose of correcting a typographical error in the date on each of Exhibit 23.5: Consent of KPMG LLP, Exhibit 23.6: Consent of KPMG LLP and Exhibit 23.7: Consent of KPMG LLP previously filed with the Registration Statement, as well as updating Item 21 of Part II of the Registration Statement to reflect the replacement of such exhibits with correctly dated exhibits.

Item 21. Exhibits and Financial Statement Schedules

2.1                               Agreement and Plan of Reorganization, dated as of April 4, 2017, by and among Liberty Interactive Corporation, Liberty Interactive LLC and General Communication, Inc. (included as Annex A to the joint proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

2.2                               Amendment No. 1 to Reorganization Agreement, dated as of July 19, 2017, by and among Liberty Interactive Corporation, Liberty Interactive LLC and General Communication, Inc. (included as Annex B to the joint proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

2.3                               Amendment No. 2 to Reorganization Agreement, dated as of November 8, 2017, by and among Liberty Interactive Corporation, Liberty Interactive LLC and General Communication, Inc. (included as Annex C to the joint proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

3.1                               Form of Amended and Restated Articles of Incorporation of GCI Liberty, Inc. (included as Annex E to the joint proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

3.2                               Amended and Restated Bylaws of General Communication, Inc., effective as of August 21, 2017 (filed as Exhibit 3.1 to General Communication, Inc.’s Current Report on Form 8-K (SEC File No. 000-15279) filed with the SEC on August 23, 2017 and incorporated herein by reference).

4.1                               Specimen Certificate for shares of Class A-1 Common Stock of the Registrant.**

4.2                               Specimen Certificate for shares of Class B-1 Common Stock of the Registrant.**

4.3                               Specimen Certificate for shares of Class A Common Stock of the Registrant.**

4.4                               Specimen Certificate for shares of Class B Common Stock of the Registrant.**

4.5                               Specimen Certificate for shares of Series A Cumulative Redeemable Preferred Stock of the Registrant.**

5.1                               Opinion of Stoel Rives LLP as to the legality of the securities being registered.**

8.1                               Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters.*/**

8.2                               Form of Opinion of Sherman & Howard L.L.C. regarding certain tax matters.*/**

10.1                        Voting Agreement, dated as of April 4, 2017, by and among Liberty Interactive Corporation, General Communication, Inc., John C. Malone and Leslie Malone (included as Annex F to the joint proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

10.2                        Voting Agreement, dated as of April 4, 2017, by and among Liberty Interactive Corporation, General Communication, Inc., John W. Stanton and Theresa E. Gillespie (included as Annex G to the joint proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

10.3                        Voting Agreement, dated as of April 4, 2017, by and among Liberty Interactive Corporation, General Communication, Inc., Ronald A. Duncan and Dani Bowman (included as Annex H to the joint proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

10.4                        Form of GCI Liberty, Inc. Transitional Stock Adjustment Plan.**

10.5                        Form of GCI Liberty, Inc. 2018 Omnibus Incentive Plan.**

10.6                        Form of Indemnification Agreement by and among Liberty Interactive Corporation, Liberty Interactive LLC, GCI Liberty, Inc. and LV Bridge, LLC (filed as Exhibit 10.2 to Liberty Interactive Corporation’s Current Report on Form 8-K (SEC File No. 001-33982) filed with the SEC on November 9, 2017 (the 8-K) and incorporated herein by reference).

10.7                        Form of Tax Sharing Agreement by and among Liberty Interactive Corporation and GCI Liberty, Inc. (filed as Exhibit 10.3 to the 8-K and incorporated herein by reference).

10.8                        Forms of Aircraft Time Sharing Agreements.**

10.9                        Form of Facilities Sharing Agreement by and among GCI Liberty, Inc., Liberty Media Corporation and Liberty Property Holdings, Inc.**

10.10                 Form of Services Agreement by and between Liberty Media Corporation and GCI Liberty, Inc.**

12.1                        Computation of Ratio of Combined Fixed Charges and Preference Dividends to Earnings.**

21.1                        List of Subsidiaries.**

23.1                        Consent of Stoel Rives LLP (included in Exhibit 5.1).**

23.2                        Consent of Skadden, Arps, Slate, Meagher & Flom (included in Exhibit 8.1).**

23.3                        Consent of Sherman & Howard L.L.C. (included in Exhibit 8.2).**

23.4                        Consent of Grant Thornton LLP (with respect to financial statements of General Communication, Inc.).**

23.5                        Consent of KPMG LLP (with respect to financial statements of Liberty Interactive Corporation).

23.6                        Consent of KPMG LLP (with respect to financial statements of Liberty Broadband Corporation).

23.7                        Consent of KPMG LLP (with respect to the combined balance sheets of Liberty Interactive Corporation’s and Liberty Interactive LLC’s entire equity interests in Liberty Broadband Corporation, Charter Communications, Inc., FTD Companies, Inc. and LendingTree, Inc., together with the Evite, Inc. operating business and certain other assets and liabilities).

23.8                        Consent of Deloitte & Touche LLP (with respect to financial statements of FTD Companies, Inc.).**

24.1                        Power of Attorney.**

99.1                        Consent of Lazard Frères & Co. LLC.**

99.2                        Executive and Director Compensation, extracted from the 2017 annual proxy statements on Schedule 14A of each of Liberty Media Corporation and Liberty Interactive Corporation, filed with the SEC on April 20, 2017.**

99.3                        Proxy Card of General Communication, Inc.**

99.4                        Proxy Card of Liberty Interactive Corporation (included in the definitive proxy statement of Liberty Interactive Corporation on Schedule 14A filed with the SEC on December 28, 2017 and incorporated herein by reference).

*                                         An executed opinion will be delivered in connection with the completion of the Transactions and will be filed as an exhibit to a post-effective amendment to this Registration Statement.

**                                  Previously filed

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Anchorage, Alaska, on January 8, 2018.

General Communication, Inc.

By:	/s/ Peter J. Pounds
	Name:	Peter J. Pounds
	Title:	Senior Vice President, Chief Financial Officer and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

*	Chairman of the Board and Director
Stephen M. Brett

*	Chief Executive Officer and Director (Principal Executive Officer)
Ronald A. Duncan

*	Director
Bridget L. Baker

*	Director
Jerry A. Edgerton

*	Director
Scott M. Fisher

*	Director
William P. Glasgow

*	Director
Mark W. Kroloff

*	Director
Stephen R. Mooney

*	Director
James M. Schneider

*	Director
Eric L. Zinterhofer

/s/ Peter J. Pounds	Senior Vice President, Chief Financial Officer and Secretary (Principal Financial Officer)	January 8, 2018
Peter J. Pounds

*	Vice President and Chief Accounting Officer (Principal Accounting Officer)
Lynda L. Tarbath

By:	/s/ Peter J. Pounds	January 8, 2018
Peter J. Pounds
Attorney-in-fact